Exhibit (a)(1)(G)

Salford Georgia and Compound Capital Limited Agree To Acquire All Shares
of Common Stock of Metromedia International Group, Inc.

for $1.80 per Share

Cash Tender Offer for Shares of Common Stock of Metromedia International
Group, Inc. to Commence by July 20, 2007

CHARLOTTE, North Carolina (USA), July 17, 2007 – Metromedia International Group, Inc. (the “Company” or “Metromedia”) (currently traded as: PINK SHEETS: MTRM – Common Stock, and PINK SHEETS: MTRMP – Preferred Stock) today announced that the Company entered into an agreement pursuant to which affiliates of Salford Georgia (“Salford”) and Compound Capital Limited (“Compound”) will make a tender offer, expected to commence before July 20, 2007, for all issued and outstanding shares of Metromedia common stock at a purchase price of $1.80 per share in cash. The purchase price of $1.80 per share represents a premium of approximately 29% over the closing price of shares of Metromedia common stock on July 16, 2007, the last trading day before the public announcement of the tender offer, and a premium of approximately 18% over the average closing price of the shares for the last 12 months.

CaucusCom Ventures L.P. (“Parent”), a British Virgin Islands limited partnership and a joint venture between Salford and Compound, and CaucusCom Mergerco Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, entered into a definitive merger agreement with Metromedia, dated as of July 17, 2007, pursuant to which Purchaser will make a tender offer to acquire any and all of the issued and outstanding shares of Metromedia common stock, par value $0.01, for $1.80 per share in cash, net to the seller. The merger agreement also provides that, subject to the satisfaction of certain conditions, the tender offer will be followed by a second-step merger, in which Purchaser will be merged with and into the Company, with the Company as the surviving corporation. In the merger, all shares of Metromedia common stock not tendered in the tender offer will be canceled and converted into the right to receive the price of $1.80 per share in cash. The Company’s 7.25% cumulative convertible preferred stock will remain outstanding following consummation of the tender offer and the merger. In connection with the merger, holders of Metromedia common stock and preferred stock will have the right to seek appraisal under Delaware law.

In addition to customary conditions, consummation of Purchaser’s tender offer is subject to the condition that, as of the expiration date of the tender offer, there shall have been tendered at least 63,300,000 shares of common stock (which represents approximately 61.3% of the presently issued and outstanding shares of Metromedia common stock), plus all shares of common stock issued or issuable between the date of the merger agreement and the expiration date of the tender offer in response to any election to exercise an option or warrant or to convert shares of Metromedia’s preferred stock into shares of common stock. Purchaser is permitted on a single occasion to lower the minimum number of shares described above to a level not less than 56,182,474 shares of common stock (which represents approximately 54.4% of the presently issued and outstanding shares of Metromedia common stock) plus 50% of all shares of common

Salford Georgia and Compound Capital Limited Agree To Acquire Any and All Shares of the Common Stock of Metromedia International Group, Inc. for $1.80 per Common Share

stock issued or issuable between the date of the merger agreement and the expiration date of the tender offer in response to any election to exercise an option or warrant or to convert shares of Metromedia’s preferred stock into shares of common stock.

If, following consummation of the tender offer, Purchaser owns at least 90% of the outstanding shares of Metromedia common stock or is able to exercise an option granted by the Company to purchase additional shares of Metromedia common stock authorized but not issued as of the completion of the tender offer in a number which would bring Purchaser’s ownership to at least 90% of the outstanding shares of common stock, then Purchaser will immediately undertake the second-step merger pursuant to Delaware’s short-form merger statute. If these conditions are not satisfied, Purchaser will nonetheless own more than a majority of the outstanding shares of Metromedia common stock and, as promptly as reasonably practicable following the Company becoming current with respect to the filing of all outstanding periodic reports required to be filed with the U.S. Securities and Exchange Commission (the “SEC”), or having received a waiver from the SEC with respect thereto, the Company will prepare and file with the SEC a proxy or information statement with respect to the merger and will hold a meeting of its stockholders for the purpose of obtaining approval of the merger agreement and the merger. In the meeting, Purchaser’s vote of its majority of Company common stock would be sufficient to secure such approval.

The tender offer will be open for 20 business days following its commencement, subject to Purchaser’s rights and obligations to extend the tender offer in certain circumstances. In addition, if Purchaser reduces the minimum tender condition as described above and, as of the expiration date of the tender offer, the total number of shares of common stock acquired by Purchaser is less than the original minimum tender condition, then Purchaser is obligated to commence a subsequent offering period of not less than ten or more than twenty business days to acquire additional shares of common stock. During such subsequent offering period, shares of common stock not tendered during the initial offering period may be tendered to Purchaser for the same offer price per share paid for shares tendered during the initial offering period.

The transaction was approved by Metromedia’s Board of Directors. In connection with the execution of the merger agreement, Purchaser, Parent and certain Metromedia stockholders holding, beneficially or of record, approximately 35,581,072 shares of common stock in the aggregate, this being approximately 34.5% of all common shares presently issued and outstanding, entered into a tender and support agreement, dated as of July 17, 2007, pursuant to which such Metromedia stockholders have agreed, among other things and subject to certain termination rights, to tender their shares of common stock pursuant to the tender offer and to vote their shares of common stock in favor of the merger and against any alternative acquisition proposal.

Mark Hauf, Chairman, Chief Executive Officer and President of Metromedia, said: “We are delighted with the value that the Salford/Compound group’s proposal presents to the Company’s common stockholders. Following initial presentation of this proposal some months ago, the Company’s board of directors undertook a comprehensive process to assess alternatives for maximizing stockholder value. We concluded that the agreement with the Salford/Compound group offers excellent value to Metromedia’s common stockholders and delivers such value quickly by means of the cash tender offer. Furthermore, although the Salford/Compound group does not presently contemplate a tender for the Company’s preferred stock, if the merger is consummated, our preferred stockholders will have the right to seek appraisal of the fair value of preferred shares. In all other respects, the present rights of preferred

Salford Georgia and Compound Capital Limited Agree To Acquire Any and All Shares of the Common Stock of Metromedia International Group, Inc. for $1.80 per Common Share

stockholders are not altered, and we believe that Metromedia’s financial prospects will not be adversely affected by the Salford/Compound transaction.”

Evercore Group L.L.C. is acting as financial advisor to Metromedia, and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Richards, Layton & Finger, P.A. are acting as its legal counsel. Debevoise & Plimpton LLP and Potter Anderson & Corroon LLP are acting as legal advisors to the Salford/Compound group.

Metromedia will file a current report on Form 8-K with the SEC containing a copy of the merger agreement that Metromedia has entered into with the Salford/Compound group. The current report on Form 8-K will be available on the SEC’s website, www.sec.gov, and on Metromedia’s website, www.metromedia-group.com.

About Salford Georgia and Compound Capital Limited

Salford Georgia is the local Georgian office of Salford Capital Partners Inc., an international private equity and investment management firm focused on developing markets; primarily the Commonwealth of Independent States and Central and Eastern Europe. Salford’s investment philosophy is to focus on industries where there is growth/consolidation and companies with restructuring potential. Through a strong local market presence, Salford actively participates in the management of the companies it invests in.

Compound is an international private investment firm based in Bermuda. Compound’s investment strategy is to identify investment opportunities within developing markets or out of favor sectors of the economy. An inherent part of the Compound investment activity is to take an active part in the ongoing management of its investments.

About Metromedia International Group, Inc.

Through its wholly owned subsidiaries, Metromedia International Group, Inc. owns interests in several communications businesses in the country of Georgia. The Company’s core businesses include Magticom, Ltd., Georgia’s leading mobile telephony operator located in Tbilisi, Georgia, Telecom Georgia, a well-positioned Georgian long distance telephony operator, and Telenet, a Georgian company providing Internet access, data communications, voice telephony and international access services.

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IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Metromedia’s equity securities. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, mailed to record holders of shares of the Company’s common stock and made available for distribution to beneficial owners of shares of the Company’s common stock. The solicitation of offers to buy Metromedia common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s Website at www.sec.gov or from Mellon Investor Services, the

Salford Georgia and Compound Capital Limited Agree To Acquire Any and All Shares of the Common Stock of Metromedia International Group, Inc. for $1.80 per Common Share

information agent for the tender offer. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Metromedia will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger following consummation of the tender offer. Metromedia’s stockholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the merger. Metromedia’s stockholders will be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about Metromedia, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about Metromedia, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Metromedia International Group, Inc., Attention: Chief Financial Officer, 8000 Tower Point Drive, Charlotte, North Carolina 28227 or by phone at (704) 321-7380.

Forward-Looking Statements

This news release contains certain forward-looking statements made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties, including in particular those that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. Various factors beyond the control of the Company, Salford Georgia or Compound Capital Limited could cause or contribute to such risks and uncertainties. This also includes such factors as are described from time to time in the SEC reports filed by the Company, including the Current Annual Report on Form 10-K for the year ended December 31, 2004, and its most recently filed Form 8-K reports (dated January 6, 2005, February 9, 2005, February 17, 2005, March 9, 2005, March 23, 2005, April 19, 2005, April 20, 2005, June 7, 2005, June 17, 2005, July 12, 2005, July 18, 2005, July 25, 2005, July 28, 2005, August 3, 2005, August 10, 2005, September 8, 2005, September 19, 2005, January 31, 2006, March 8, 2006, March 15, 2006, March 17, 2006, May 11, 2006, May 18, 2006, June 26, 2006, July 14, 2006, August 8, 2006, August 15, 2006, August 22, 2006, September 27, 2006, October 2, 2006, October 10, 2006, October 24, 2006, October 25, 2006, October 30, 2006, November 16, 2006, November 17, 2006, November 20, 2006, November 30, 2006, December 5, 2006, December 13, 2006, December 15, 2006, December 18, 2006, March 1, 2007, April 26, 2007, May 1, 2007, May 25, 2007, May 30, 2007, June 27, 2007 and June 28, 2007). The Company, Salford Georgia and Compound Capital Limited are not under, and each of them expressly disclaims any, obligation to update the information in this news release, for any future events or otherwise.

Please visit Metromedia’s website at www.metromedia-group.com.

For more Information please contact:

Metromedia International Group, Inc.

Ernie Pyle

Executive Vice President Finance, Chief Financial Officer and Treasurer

(704) 321-7380, or investorrelations@mmgroup.com

Mellon Investor Services

(888) 823-4441 or collect: (201) 680-6578